UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Holds Annual Meeting of Creo Shareholders

Vancouver, BC, Canada (February 19, 2004) - Creo Inc. (NASDAQ: CREO; TSX: CRE) announced that its shareholders have approved the statutory and special business at yesterday's annual general and special meeting of shareholders held in Vancouver, BC. Creo shareholders ratified resolutions to amend the Articles of Incorporation to increase the maximum size of the Board of Directors to 12, to appoint KPMG LLP as Creo's auditor for the ensuing year and to adopt an employee equity award plan. Shareholders also approved the appointment of ten nominated board members, including new appointees, Steve Gordon and Jean-Francois Heitz. During the annual meeting, the company withdrew the resolution to approve an employee stock purchase plan due to low shareholder support.

Mr. Heitz was the deputy chief financial officer of Microsoft Corporation from 2000 until 2003. From 1998 until 2000, he was treasurer of Microsoft Corporation. Prior to that, Mr. Heitz was assistant treasurer, and held various managerial and finance positions in Microsoft France and Microsoft Southern Europe. Mr. Heitz graduated magna cum laude from the Ecole Nationale Superieure des Mines de Paris, Master of Science, Stanford University and the Corporate Finance Management Program, Harvard University.

Mr. Gordon is the chief operating officer of Casey Family Programs, a private operating foundation focused on the needs of children in foster care. From March 2001 to September 2001, Mr. Gordon was COO of Wavelink Corporation, a privately held developer of enterprise level wireless connectivity software. Prior to Wavelink he was the senior vice president, finance & administration and CFO of Visio Corporation, a leading developer of drawing and diagramming software for business users. Mr. Gordon has a Bachelor of Arts degree from Washington State University in business administration, with a major in accounting. He was licensed by the State of Washington as a certified public accountant in 1983 and is currently a member of the Financial Executives Institute.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,000 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Certain Factors That May Affect Future Results" and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.676.4526	T. +1.604.419.4794
rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: February 20, 2004